

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2021

Gregory M. Gentile
Chief Financial Officer
Silver Spike Acquisition Corp.
660 Madison Ave., Suite 1600
New York, New York 10065

> **Re: Silver Spike Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 12, 2021**
> **File No. 333-252186**

Dear Mr. Gentile:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2021 letter.

Amendment No. 1 to Form S-4 filed March 12, 2021

Selected Historical Financial Information of Silver Spike, page 49

1.   Please update to include financial information for the fiscal year ended December 31, 2020 rather than the interim period ended September 30, 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations of WMH
Key Operating and Financial Metrics, page 220

2.   We note your response to prior comment 15. Please revise to disclose that the total revenue used to calculate the measure may include revenue from accounts no longer on the platform.

Gregory M. Gentile
Silver Spike Acquisition Corp.
March 26, 2021
Page 2

   You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3408 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Derek J. Dostal, Esq.